                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 AMENDMENT NO. 1



                                   LANCE, INC.
                                ----------------
                                (NAME OF ISSUER)



                         $.83-1/3 PAR VALUE COMMON STOCK
                         -------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                   514606 10 2
                                 --------------
                                 (CUSIP NUMBER)



                              A. ZACHARY SMITH III
                         100 N. TRYON STREET, SUITE 4200
                 CHARLOTTE, NORTH CAROLINA 28202 (704) 331-7400
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MARCH 8, 1998
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

------------------------                                ------------------------
                                        13D
 CUSIP No. 514606 10 2                                     Page 2 of 6 Pages
------------------------                                ------------------------


========== ==============================================================================================================
    1      NAME OF REPORTING PERSON                                                   Nancy Van Every McLaurin
           S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

========== ==============================================================================================================
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                      (a)  [ ]

                                                                                                      (b)  [ ]

========== ==============================================================================================================
    3      SEC USE ONLY


========== ==============================================================================================================
    4      SOURCE OF FUNDS*                                                                                 OO


========== ==============================================================================================================
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                          [ ]

========== ==============================================================================================================
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                      UNITED STATES OF AMERICA

================ ======== ===============================================================================================
   NUMBER OF        7     SOLE VOTING POWER
    SHARES                                                                                             844,180
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ======== ===============================================================================================
                    8     SHARED VOTING POWER
                                                                                                             0
                 ======== ===============================================================================================
                    9     SOLE DISPOSITIVE POWER
                                                                                                       844,180
                 ======== ===============================================================================================
                   10     SHARED DISPOSITIVE POWER
                                                                                                             0
========== ==============================================================================================================
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                       844,180
========== ==============================================================================================================
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                           [ ]
========== ==============================================================================================================
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                                          2.8%
========== ==============================================================================================================
   14      TYPE OF REPORTING PERSON*

                                                                                                            IN
========== ==============================================================================================================
                                          * SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.  SECURITY AND ISSUER.

         (a)      Title of Security:  Lance, Inc., $.83-1/3 par value Common
                  Stock

         (b)      Name of Issuer:  Lance, Inc.

         (c)      Address of Issuer's Principal Executive Offices:

                           8600 South Boulevard
                           Charlotte, North Carolina 28273

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing:  Nancy Van Every McLaurin

         (b)      Address of Principal Business Office or, if none, Residence:

                           10547 Oak Pond Circle
                           Charlotte, North Carolina 28277

         (c)      Present Occupation:  Private Investor

         (d)      None

         (e)      None

         (f)      Citizenship:  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mrs. McLaurin has been a director of the issuer since April 21, 1995. Since 1990, she has held a power of attorney from her mother which includes the power to vote and dispose of shares of the issuer's Common Stock owned by her mother. Her mother died on March 8, 1998 and the power of attorney terminated on such date by operation of law. Mrs. McLaurin has not acquired any shares of the issuer in recent years other than shares received as gifts by her as custodian for her minor children, shares received upon the automatic reinvestment of dividends of the issuer as custodian for her children and pursuant to the grant of options to purchase an aggregate of 7,500 shares of the issuer's Common Stock pursuant to the Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors. All such options are exercisable or become exercisable within 60 days of the date hereof. Such options have not yet been exercised and Mrs. McLaurin has no present intention to exercise such options. Under the Lance, Inc. 1995 Nonqualified Stock Option Plan for Non-Employee Directors, each eligible director (which includes Mrs. McLaurin) is automatically granted an option to purchase 4,000 shares of Common Stock on May 1 of each year at the fair market value on such date, subject to adjustment in the event of stock dividends and splits, recapitalizations and similar transactions and subject to an aggregate limit (before such adjustment) of 100,000 shares. The issuer has submitted a proposal to its stockholders for consideration at the Annual Meeting of Stockholders scheduled for April 17, 1998 to increase the aggregate limit to 300,000 shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         See response to Item 3 above. Mrs. McLaurin has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) See blocks 7 through 13 of the Cover Page. Shares include 7,500 shares as to which Mrs. McLaurin has a right to acquire pursuant to the exercise of stock options.

         (b)      See blocks 7 through 10 of the Cover Page.

         (c)      None.

         (d)      Not applicable.

         (e)      March 8, 1998.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/  Nancy Van Every McLaurin
-----------------------------
Nancy Van Every McLaurin                                   March 18, 1998